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Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF ISLE OF CAPRI CASINOS, INC.

WHOLLY-OWNED SUBSIDIARIES	STATE OF INCORPORATION
Black Hawk Holdings, L.L.C.	Colorado
Capri Insurance Company	Hawaii
CCSC Blackhawk, Inc.	Colorado
IC Holdings Colorado, Inc.	Colorado
IOC-Black Hawk Distribution Company, LLC	Colorado
IOC-Boonville, Inc.	Nevada
IOC-Caruthersville, L.L.C	Missouri
IOC-Kansas City, Inc.	Missouri
IOC-Lula, Inc.	Mississippi
IOC-Natchez, Inc.	Mississippi
IOC-Vicksburg, Inc.	Delaware
IOC-Vicksburg, L.L.C.	Delaware
IOC Black Hawk County, Inc.	Iowa
IOC Cape Girardeau, LLC	Missouri
IOC Holdings, L.L.C.	Louisiana
IOC-PA, L.L.C.	Pennsylvania
Isle of Capri Bettendorf, L.C.	Iowa
Isle of Capri Black Hawk, L.L.C.	Colorado
Isle of Capri Marquette, Inc.	Iowa
PPI, Inc.	Florida
Rainbow Casino-Vicksburg Partnership, L.P.	Mississippi
St. Charles Gaming Company, LLC	Louisiana

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  Exhibit 21.1
SIGNIFICANT SUBSIDIARIES OF ISLE OF CAPRI CASINOS, INC.